UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

On March 4, 2008, ASAT Holdings Limited (“the Company”) issued a press release announcing that the Company’s revenue for the third quarter of its fiscal year 2008 is higher than expected and that its Board of Directors has approved a compensation award to its acting Chief Executive Officer in the form of a warrant.

A copy of the press release is attached as Exhibit 99.1. A copy of the form of warrant is attached as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: March 5, 2008
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 4, 2008, announcing that the Company’s revenue for the third quarter of its fiscal year 2008 is higher than expected and that its Board of Directors has approved a compensation award to its acting Chief Executive Officer in the form of a warrant.

99.2	Form of Warrant to Acting Chief Executive Officer

Exhibit 99.1

ASAT Holdings Pre-Announces Higher Than Expected Revenue

For The Third Quarter of Fiscal 2008

HONG KONG and MILPITAS, Calif., – March 4, 2008 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced that it expects revenue for the third quarter of fiscal 2008, ended January 31, 2008, will be approximately $41.7 million, representing an increase of approximately 4 percent above second quarter fiscal 2008 revenue of $40.2 million. It is also above the guidance the Company provided on January 14, 2008 of revenue being inline with the prior quarter.

ASAT cautions that its anticipated revenue results are preliminary and based on the best information currently available and are subject to completion of preparation of the financial statements for the third quarter of fiscal 2008.

The Company will hold a conference call to discuss its third quarter fiscal 2008 financial results and other related matters in late March. Details of the conference call will be distributed at a later date.

The Company separately announced today that its Board of Directors has approved a compensation award to its acting CEO in the form of a warrant exercisable for an aggregate of up to 41.8 million ordinary shares at an exercise price of US$0.01 per share, subject to certain adjustments. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 19 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our obtaining additional financing, possible delisting of the Company’s securities from Nasdaq, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K and annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

2

Exhibit 99.2

NEITHER THE WARRANT REPRESENTED BY THIS CERTIFICATE NOR ANY OF THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT, AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACTS.

WARRANT

TO PURCHASE ORDINARY SHARES OF

ASAT HOLDINGS LIMITED

Dated as of:                         , 2008

1. Grant of Warrant. THIS IS TO CERTIFY THAT for good and valuable consideration as set forth below, the receipt and sufficiency of which are hereby acknowledged,                                          (“Holder”), is entitled at any time from and after the date hereof until February 1, 2011 (the “Expiration Date”), to exercise this Warrant (the “Warrant”) to purchase from ASAT Holdings Limited, a Cayman Islands company (the “Company”), up to 41,800,000 of the Company’s ordinary shares (the “Ordinary Shares”), with a par value of US$0.01, at an exercise price (the “Exercise Price”) of US$0.01 per Ordinary Share, pursuant to the terms and conditions herein. The Ordinary Shares issuable pursuant to this Warrant are referred to herein as the “Warrant Shares.” This Warrant is granted by the Company to the Holder in consideration of the Holder’s past and ongoing services in the capacity of Acting Chief Executive Officer of the Company, including, without limitation, the Holder’s overseeing of the successful completion of the consent solicitation of the Company’s holders of its 9.25% senior notes and the obtaining of new financing in 2007, the past recruitment, retention and training of new senior management members such as a chief financial officer, senior vice president of manufacturing and senior vice president of quality and reliability assurance, the future recruitment of a new chief executive officer, and achieving certain future financial performance as set forth below. This Warrant shall not be valid or obligatory for any purpose until it has been executed and delivered by the Company and accepted and agreed to by the Holder, as set forth on the signature page hereof.

2. Exercise Method. This Warrant may be exercised at any time or from time to time, until the Expiration Date, with respect to (i) an aggregate of up to 20,600,000 Ordinary Shares from and after the date first written above, and (ii) an aggregate of up to 10,200,000 Ordinary Shares which shall be exercisable at (a) an aggregate of up to 1,700,000 Ordinary Shares from and after March 31, 2008, (b) a cumulative aggregate of up to 3,400,000 Ordinary Shares from and after June 30, 2008, (c) a cumulative aggregate of up to 5,100,000 Ordinary Shares from and after September 30, 2008, (d) a cumulative aggregate of up to 6,800,000 Ordinary Shares from and after December 31, 2008, (e) a cumulative aggregate of up to 8,500,000 Ordinary Shares from and after March 31, 2009, and (f) a total cumulative aggregate of up to 10,200,000 Ordinary Shares from and after June 30, 2009, and (iii) an aggregate of up to 5,000,000 Ordinary Shares from and after the date that the Company’s board of directors by written resolution confirms the Holder’s assistance in the successful transition or recruitment and subsequent retention and training of a new chief executive officer of the Company, provided that if (x) the Holder ceases to serve as an executive officer of the Company for whatever reason, including death or (y) any person or entity becomes a beneficial owner of more than 50% of the total voting power in each and all classes of equity in the Company following the date hereof (“Change of Control”) and the Holder ceases to serve as an executive officer of the Company due to such Change of Control, this Warrant shall become immediately exercisable with respect to an aggregate of up to

35,800,000 Ordinary Shares (inclusive of any Ordinary Shares previously received by the Holder upon exercise of this Warrant including those Ordinary Shares under subsections (i), (ii) and (iii) above), and (iv) with respect to the remaining 6,000,000 Ordinary Shares, from and after the date that the Company’s board of directors confirms, in its sole discretion, by written resolution that, under generally accepted accounting principles in the United States (a) for the twelve months ended April 30, 2009, the Company achieved earnings before interest, taxes, depreciation and amortization (EBITDA) of at least US$56.0 million, and (b) the Company’s net debt as of April 30, 2009 did not exceed US$142.0 million, and (c) net income was at least US$15.0 million for the twelve months ended April 30, 2009, and (d) free cash flow was at least US$20.0 million for the twelve months ended April 30, 2009. Any such exercise may be made on any day that is a business day in the City of New York and the Hong Kong Special Administrative Region, for all or any part of the number of Ordinary Shares purchasable upon its exercise; provided, however, that this Warrant shall be void and all rights represented hereby shall cease unless exercised by the Expiration Date. In order to exercise this Warrant, in whole or in part, the Holder hereof shall deliver to the Company at its principal office at 14th Floor, Texaco Centre, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong SAR, or at such other office as shall be designated in writing to the Holder by the Company, (i) a written notice of such Holder’s election to exercise this Warrant, which notice shall specify the number of Ordinary Shares to be purchased pursuant to such exercise, (ii) cash or a certified or cashier’s check payable to the order of the Company in an amount equal to the aggregate purchase price for all Ordinary Shares to be purchased pursuant to such exercise, or in lieu of such payment, an election for cashless exercise as provided herein, and (iii) this Warrant (collectively, the “Exercise Notice”). The Exercise Notice may be given using the Subscription Form attached hereto as Annex A (the “Subscription Form”). Upon receipt of the Exercise Notice, the Company shall, as promptly as practicable, confirm in writing to such Holder of the additional and aggregate number of full Ordinary Shares held by such Holder as recorded in the Company’s official Registry of Ordinary Shares after effecting such exercise. The written confirmation so delivered shall be in the name of such Holder or such other person as Holder shall designate. Holder acknowledges that written confirmations of Ordinary Share holdings from the Company shall bear a restrictive legend comparable to that appearing on the face of this Warrant. This Warrant shall be deemed to have been exercised, and the Holder or any other person so designated shall be deemed to have become a holder of record of such Ordinary Shares for all purposes, as of the date said notice, together with payment (or election of cashless exercise) and this Warrant, are received by the Company. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the written confirmation, deliver to the Holder a new Warrant evidencing the right of the Holder to purchase the number of Ordinary Shares with respect to which this Warrant has not been exercised.

3. Covenants as to Ordinary Shares. The Company hereby covenants and agrees as follows:

(a)	This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b)	All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issues thereof.

(c)	During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved 100% of the number of Ordinary Shares needed to provide for the exercise of the rights then represented by this Warrant and the par value of said Ordinary Shares will at all times be less than or equal to the applicable Exercise Price.

(d)	The Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant. The Company (i) will not increase the par value of any Ordinary Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the exercise of this Warrant.

4. Warrant Holder Not Deemed a Shareholder. Except as otherwise specifically provided herein, the Holder, as such, of this Warrant shall not be entitled to vote or receive dividends or be deemed the holder of Ordinary Shares that may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of this Warrant of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in the Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

5. Representations of Holder.

(a)	The Holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, that by making the representations herein, the Holder does not agree to hold this Warrant or any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of this Warrant and the Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act and in accordance with any other applicable restrictions. The Holder of this Warrant further represents, by acceptance hereof, that, as of this date, such Holder is either: (i) an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act (an “Accredited Investor”), or (ii) a person who does not fall within the definition of “U.S. person” as such term is defined in Rule 902 of Regulation S promulgated by the SEC under the Securities Act.

(b)	Upon exercise of this Warrant, except pursuant to a cashless exercise, the Holder shall confirm, which confirmation shall be deemed to be made by delivery of an Exercise Notice, (i) that the Warrant Shares so purchased are being acquired for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making such representation, the Holder does not agree to hold any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of the Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act and in accordance with any other applicable restrictions and (ii) the Holder is either (x) an Accredited Investor or (y) a person who does not fall within the definition of “U.S. person” as such term is defined in Rule 902 of Regulation S promulgated by the SEC under the Securities Act.

6. Ownership and Transfer.

(a)	The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the Holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and the Holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

(b)	Subject to compliance with applicable securities laws and the transfer restrictions set forth in this Warrant, this Warrant and all rights hereunder may be transferred, in whole or in part, without charge to the holder hereof (except for transfer taxes), thereafter, upon surrender of this Warrant properly endorsed. The Holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant, when endorsed in blank, shall be deemed negotiable, and that the holder hereof, when this Warrant shall have been so endorsed, may be treated by the Company, at the Company’s option, and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Warrant, or to the transfer hereof on the books of the Company and notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered owner hereof as the owner for all purposes.

(c)

The Holder of this Warrant understands that this Warrant has not been and is not expected to be, registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (a) subsequently registered thereunder, or (b) the Holder shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration; provided that (i) any sale of such securities made in reliance on Rule 144 promulgated under the Securities Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act)

may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (ii) neither the Company nor any other person is under any obligation to register the Warrants under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(d)	The Holder may not assign this Warrant or any of its rights, interests or obligations hereunder without prior written approval of the holders of a Majority in Interest of all then outstanding Series A Financing Warrants. For this purpose, “Majority in Interest” means the holders of Series A Financing Warrants holding more than 50% of the Ordinary Shares issuable upon exercise of all then outstanding Series A Financing Warrants, and “Series A Financing Warrants” shall mean the warrants issued pursuant to that certain Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 between the Company and the purchasers a party thereto.

7. Fractional Shares. The Company shall not be required to issue fractional Ordinary Shares upon the exercise of this Warrant, but instead, the number of Ordinary Shares issuable upon exercise of this Warrant shall be rounded down to the nearest whole Ordinary Share (calculated at the time of final exercise of this Warrant).

8. Adjustment of Exercise Price and Number of Warrant Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of the following events:

(a)	Stock Dividends, Subdivisions and Combinations. If at any time the Company shall:

(i)	take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend payable in, or other distribution of, additional Ordinary Shares,

(ii)	subdivide its Ordinary Shares outstanding into a larger number of such Ordinary Shares, or

(iii)	combine its Ordinary Shares outstanding into a smaller number of such Ordinary Shares,

then the Exercise Price shall be adjusted to equal the product of the Exercise Price in effect immediately prior to such event multiplied by a fraction the numerator of which is equal to the number of Ordinary Shares outstanding immediately prior to the event requiring such adjustment and the denominator of which is equal to the number of Ordinary Shares outstanding immediately after giving effect to such event. Upon any such adjustment of the Exercise Price, the Holder shall thereafter be entitled to purchase upon the exercise of this Warrant, at the Exercise Price resulting from such adjustment, the number of Ordinary Shares (calculated to the nearest 1/100th of an Ordinary Share) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Ordinary Shares issuable on the exercise thereof immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

(b)	Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation where the Company is not the surviving corporation or where there is a change of control of the Company (i.e., where the Company is acquired by another entity by means of a merger, consolidation or other transaction resulting in an exchange of the outstanding shares of the Company’s authorized capital such that the members of the Company prior to such transaction, directly or indirectly, hold less than 50% of the voting power of the surviving entity), or sell, transfer or otherwise dispose of all or substantially all of its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, (i) shares of common stock of the successor or acquiring corporation or of the Company (if it is the surviving corporation) or (ii) any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (“Other Property”) are to be received by or distributed to the holders of Ordinary Shares of the Company who are holders immediately prior to such transaction, then the Holder shall have the right thereafter to receive, upon exercise of the Warrant, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of Ordinary Shares for which the Warrant is exercisable immediately prior to such event. In such event, the aggregate Exercise Price otherwise payable for the Ordinary Shares issuable upon exercise of the Warrant shall be allocated among the shares of common stock and Other Property receivable upon exercise of this Warrant as a result of such reorganization, reclassification, merger, consolidation or disposition of assets in proportion to the respective fair market values of such shares of common stock and Other Property as determined in good faith by the Board of Directors of the Company. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be reasonably deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of any shares of the common stock of such successor or acquiring corporation for which the Warrants thus become exercisable, which modifications shall be as equivalent as practicable to the adjustments provided for in this Section 8. For purposes of this Section 8, “common stock of the successor or acquiring corporation” shall include stock of such corporation of any class that is not preferred as to dividends or assets over any other class of stock of such corporation and that is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities that are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event, and any warrants or other rights to subscribe for or purchase any stock. The foregoing provisions of this Section 8(b) shall similarly apply to successive reorganizations, reclassification, mergers, consolidations or disposition of assets.

(c)	Distribution of Assets and Repurchase Rights. If, at any time after the issuance of this Warrant, the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of dividend, spin off, reclassification, corporate rearrangement or other transaction), then the holder of this Warrant will be entitled to such dividend paid and distributions made to the holders of Ordinary Shares to the same extent as if such holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise of this Warrant) immediately before and on the date on which a record is taken for holders of Ordinary Shares entitled to receive such dividend or distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for such dividend or distribution. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of the Ordinary Shares. In addition to any adjustments pursuant to this Section 8, if at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the holder of this Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

(d)	Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the adjustments provided for pursuant to this Section 8:

(i)	When Adjustments Are to Be Made. The adjustments required by this Section 8 shall be made during the period from the date of this Warrant and until the Expiration Date, whenever and as often as any specified event requiring such an adjustment shall occur. For the purpose of any such adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(ii)	Fractional Interests. In computing adjustments under this Section 8, fractional interests in Ordinary Shares shall be taken into account to the nearest 1/100th of a share.

(iii)	When Adjustment Is Not Required. If the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend or distribution to which the provisions of this Section 8 would apply, but shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

(iv)	Further Limitations. Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction that, by reason of any adjustment under the foregoing provisions, would cause the Exercise Price to be less than the par value of the Ordinary Shares, if any, unless the Company first reduces the par value of the Ordinary Shares to be less than the Exercise Price that would result from such transaction. Alternatively, the Company may stipulate that, at the time of any exercise of all or a portion of this Warrant, the Exercise Price shall be adjusted, if necessary, for purposes of such exercise to equal the par value of the Ordinary Shares (but not more than the US$0.01 par value as currently in effect), but if such adjustment results in an increase in the Exercise Price from that which would otherwise be applicable, then the Company shall simultaneously increase the number of Warrant Shares issuable upon such exercise, in the amount necessary to preserve the value to the Holder resulting from such exercise utilizing the same formula and definitions as are applicable in this Section 8 in the case of a cashless exercise.

(v)	Notice Of Adjustments. Whenever the number of Ordinary Shares for which the Warrant is exercisable or the Exercise Price shall be adjusted pursuant to this Section 8, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated, specifying the number of Ordinary Shares for which the Warrant is exercisable and (if such adjustment was made pursuant to Section 8(b)) describing the number and kind of any other shares of stock or Other Property for which the Warrant is exercisable, and setting forth any related change in the Exercise Price, after giving effect to such adjustment or change. The Company shall promptly cause a signed copy of such certificate to be delivered to the Holder. The Company shall keep at its principal office copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by the Holder.

(vi)	Independent Application. Except as otherwise provided herein, all subsections of this Section 8 are intended to operate independently of one another (but without duplication). If an event occurs that requires the application of more than one subsection, all applicable subsections shall be given independent effect without duplication.

9. Limitations on Adjustments. The adjustment provisions in Section 8 shall not be applicable: (i) to the issuance of securities to any person pursuant to any stock option, stock purchase or similar plan or arrangement for the benefit of employees, consultants or directors of the Company, or its subsidiaries, in effect on October 31, 2007 (the “Record Date”), and (ii) to the issuance of securities pursuant to options, warrants, dividend or conversion rights in existence on the Record Date.

10. Cashless Exercise. Subject to the following provisions, the Holder may elect to receive, without the payment by the Holder of any additional consideration, Warrant Shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion to the Company, by so indicating on the Subscription Form, at the office of the Company. Any such election shall be treated as a conversion of this Warrant or portion hereof into Warrant Shares. Thereupon, the Company shall issue to the Holder such number of Ordinary Shares as is computed using the following formula:

X = Y((A-B)/A)

where:

X = the number of shares to be issued to the Holder pursuant to this Section 10.

Y = the number of shares covered by this Warrant in respect of which the cashless exercise election is made pursuant to this Section 10.

A = the fair market value of one share of the Company’s Ordinary Shares as determined below at the time the cashless exercise election is made pursuant to this Section 10.

B = the Exercise Price in effect under this Warrant at the time the cashless exercise election is made pursuant to this Section 10.

For the purposes hereof, the “fair market value” of one Ordinary Share shall mean the average of the daily prices for the Company’s American depositary receipts (“ADRs”) on the applicable market specified below, divided by the then current ADR-to-Ordinary-Share ratio, over the latest ten (10) trading days prior to the date of the cashless exercise, based upon:

(a)	the closing prices per ADR on the principal national securities exchange on which the ADRs are listed or admitted to trading, or

(b)	if not listed or traded on any such exchange, the daily average of the high and low bid prices per ADR as reported in the NASD OTC Bulletin Board.

However, if such quotations are not available during such ten trading day period, then the cashless exercise shall be inapplicable.

11. Applicable Law. THIS WARRANT SHALL BE CONSTRUED, INTERPRETED AND THE RIGHTS OF THE PARTIES THERETO DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS EXCEPT SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND NEW YORK CIVIL PRACTICE LAWS AND RULES 327(B).

12. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the permitted successors and assigns of the Company and the Holder hereof; provided, however, that the Holder shall not assign or transfer any of its rights or obligations under this Warrant except as expressly permitted in Section 6.

13. Headings. Headings of the Sections in this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

14. Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Warrant will be in writing and will be effective on the earliest of the following: (i) at the time of personal delivery, if delivery is in person; (ii) at the time of transmission by facsimile, addressed to the other party at its facsimile number specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt made by both telephone and printed confirmation sheet verifying successful transmission of the facsimile; (iii) one (1) business day after deposit with an express overnight courier for deliveries within a country, or three (3) business days after such deposit for international deliveries or (iv) three (3) business days after deposit in mail by certified mail (return receipt requested) or equivalent for deliveries within a country. For the purposes of this Section, a delivery between the People’s Republic of China and the Hong Kong Special Administrative Region shall be considered an international delivery. All notices for international delivery will be sent by facsimile or by express courier. All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address or facsimile number indicated for such party on the signature page to this Warrant or at such other address or facsimile number as such other party may designate by giving ten (10) days advance written notice by one of the indicated means of notice herein to the other party hereto. Notices by facsimile shall be machine verified as received.

15. Lost Warrants. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

16. Amendments. This Warrant and any terms hereof may be changed, waived, discharged, or terminated only by an instrument in writing signed by the party or Holder hereof against which enforcement of such change, waiver, discharge or termination is sought, provided that the terms of Section 6(d) shall not be amended without the prior written approval of the holders of a Majority in Interest of all then outstanding Series A Financing Warrants.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the first date written above.

ASAT Holdings Limited

By:
Name:
Title:

Address:	14/F, Texaco Centre
138 Texaco Road
Tsuen Wan
New Territories
Hong Kong SAR
Facsimile:

Accepted and agreed to by Holder:

Insert name of Holder:

By:
Name:

Insert address and facsimile number below:

Address:

Facsimile:

ANNEX A

SUBSCRIPTION FORM

(To be executed only upon exercise of this Warrant)

The undersigned registered owner of this Warrant irrevocably exercises this Warrant for and purchases                  shares of the Ordinary Shares of ASAT Holdings Limited purchasable with this Warrant, and [herewith makes payment therefor,] [designates that a cashless exercise of this Warrant shall be effected in lieu of a cash payment,] all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the Ordinary Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to                                                                                            whose address is                                                                                                                                , and if such Ordinary Shares shall not include all of the Ordinary Shares issuable as provided in this Warrant, that a new Warrant of like tenor for the balance of the Ordinary Shares issuable thereunder be delivered to the undersigned.

DATED:                     , 20    .

Holder:

By:
Name:
Title: